EXHIBIT 99.8
Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated May 15, 2024 with respect to the consolidated financial statements of ATS Corporation and its subsidiaries (the “Company”) as at and for the years ended March 31, 2024 and 2023 incorporated by reference in the Annual Report on Form 40-F of the Company for the fiscal year ended March 31, 2024.
We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-278270) on Form F-10 and Registration Statement (No. 333-273050) on Form S-8 of the Company.

/s/ Ernst & Young LLP
Chartered Professional Accountants,
Licensed Public Accountants
Toronto, Canada
May 16, 2024